SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 31, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI announces adjustments to responsibilities of senior management

Montreal, Quebec, January 31, 2006 – CGI Group Inc. (CGI) announced today that it has decided to make some adjustments to the responsibilities of its senior management. Effective immediately, Serge Godin, currently chairman of the board and chief executive officer takes the position of executive chairman of CGI, and appoints Michael E. Roach, currently president and chief operating officer, as president and chief executive officer of CGI. Michael Roach will continue to report to Serge Godin and the composition of the CGI Executive Committee remains unchanged and includes Serge Godin, Michael Roach, André Imbeau, executive vice-president and chief financial officer and Paule Doré, executive vice-president & chief corporate officer. These executives previously reporting to Mr. Godin will now report to Mr. Roach.

“Our world is changing and changing fast. More and more governments, agencies and companies are contemplating outsourcing their IT or business processes. Indeed, I have been leading CGI for 30 years and I must say that I have never seen such a vibrant market. In fact, we are looking at untapped markets in Canada, Western Europe, and the U.S. of several trillion dollars. This will have a profound impact on our industry, notably further accelerating its consolidation. These trends represent tremendous opportunities for CGI and we must ensure that we take full advantage of them,” said Serge Godin, executive chairman. “The purpose of this adjustment is to allow me to devote even more time to strategic initiatives. I want to work at strengthening our partnerships with existing clients as well as fostering the necessary relationships that will lead to new large outsourcing contracts and accretive acquisitions,” said Serge Godin.

Michael Roach, president and chief executive officer, added: “I would like to thank the board of directors and Serge in particular for the privilege to serve as CEO of this great company. Over the past eight years I have seen first hand what a great team, focused and committed to the realization of a dream can achieve. I am proud to be part of this team and have the opportunity to continue to contribute in my new role to the CGI dream.”

Michael Roach has more than 30 years of experience in the technology and services industry. He joined CGI eight years ago and became chief operating officer in 2002. Mr. Roach has relocated to Montreal where CGI’s head office is located.

About CGI

Founded in 1976, CGI is the 8th largest independent IT services company in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in the United States, Europe, India and Canada. CGI's annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor Relations

Lorne Gorber

Vice-President, Investor Relations

(514) 841-3355

Ronald White

Director, Investor Relations

(514) 841-3230

Media Relations

Eileen Murphy

Director, Media Relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 31, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary